EXHIBIT 99.1

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	pSivida Limited
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Mazzo
Date of last notice	16 August 2005

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	27 February 2006
No. of securities held prior to change	200,000 unlisted $0.92 cent options
Class	Ordinary Fully Paid Shares
Number acquired	2,000 ADSs (represented by 20,000 ordinary fully paid shares)
Number disposed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$10,832
No. of securities held after change	200,000 unlisted $0.92 cent options 2,000 ADSs
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition of ADSs.

+	See chapter 19 for defined terms.

Part 2 - Change of director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+	See chapter 19 for defined terms.